UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

AQUA SOCIETY, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

03841C 10 0
(CUSIP Number)

HUBERT HAMM
Konrad-Adenauer Str. 9-13
D45699 Herten, Germany
011-49-6031-791-760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03841C 10 0

1.	Names of Reporting Persons WATER-CAPITAL-HOLDING LTD.
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Dubai, United Arab Emirates

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	Not Applicable

8.	Shared Voting Power:	8,000,000 shares of common stock

9.	Sole Dispositive Power:	Not Applicable

10.	Shared Dispositive Power:	8,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03841C 10 0

1.	Names of Reporting Persons ACHIM STAMM
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: German Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	None.

8.	Shared Voting Power:	8,000,000 shares of common stock

9.	Sole Dispositive Power:	None

10.	Shared Dispositive Power:	8,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03841C 10 0

EXPLANATORY NOTE

This Schedule 13D/A (Amendment No. 1) is being filed by Water-Capital-Holding Ltd. ("Water") and Achim Stamm to correct and update the disclosure contained in the Schedule 13D filed by Water and Mr. Stamm on September 28, 2004 (the "Original Report").

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which the Original Report and this Amendment No. 1 relates is shares of common stock, par value $0.001 per share (the “Common Shares”), of Aqua Society, Inc. (formerly VG Tech, Inc.), a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Konrad-Adenauer Strasse 9-13, 45699 Herten, Germany.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by a group consisting of Water-Capital-Holding Ltd. (“Water”) and Achim Stamm (collectively, the “Reporting Group”). Mr. Stamm is a managing director and the Company Secretary of Water and is also the sole shareholder of Water.

Water-Capital-Holding Ltd. is a company formed under the laws of Dubai and the United Arab Emirates with its registered office c/o Meyer-Reumann, Legal Consultancy, World Trade Center, Level 13, P.O. Box 9353, Dubai, United Arab Emirates. Water’s principal place of business is in Dubai, United Arab Emirates.

Achim Stamm has a business address located at Wilhelm Str. 2, 31231 Bad Nauheim, Germany. Mr. Stamm is the sole shareholder, a director, and the Company Secretary, of Water. Mr. Stamm was also a director and executive officer of the Issuer from September 22, 2004 to March 22, 2006. Mr. Stamm also previously acted as a Managing Director of Aqua Society GmbH (“Aqua GmbH”), the Issuer's wholly-owned subsidiary. Mr. Stamm is a practicing lawyer in Germany. Mr. Stamm is a citizen of Germany.

During the past five years, no member of the Reporting Group has:

(a)	been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b)

been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 22, 2004, Water transferred to the Issuer a 100% ownership interest in Aqua GmbH. In consideration for this interest, Water received the following:

(a)	10,000,000 Common Shares issued by the Issuer;
(b)	34,000,000 special warrants (the “Warrants”) to acquire Common Shares, the terms of which are described below; and
(c)	36,000,000 Common Shares transferred from Steve Livingston, formerly the Issuer's sole director, President, Secretary and Treasurer.

The Warrants entitled the holder to acquire one Common Share for each Warrant held, without the payment of any additional consideration. The Warrants were exercised on December 6, 2004. As a result, a total of 80,000,000 Common Shares were registered in Water's name (the “Water Shares”).

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ITEM 4. PURPOSE OF TRANSACTION

On September 22, 2004, pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) between Water, Aqua GmbH, the Issuer and Steve Livingston, the Issuer acquired a 100% ownership interest in Aqua GmbH (the “Acquisition”). The purpose of the Acquisition was to allow the Issuer to acquire rights to the technologies being developed by Aqua GmbH and to allow Aqua GmbH to access public equity markets.

In exchange for a 100% ownership interest in Aqua GmbH, the Issuer issued those securities described under Item 3 of this Amendment No. 1 (the “Water Shares”) to Water. The Water Shares were acquired for investment purposes.

The Water Shares were held by Water for the benefit of the Reporting Group and for the benefit of Hubert Hamm pursuant to an oral trust arrangement. All 80,000,000 Water Shares registered in Water’s name were listed as beneficially owned by the Reporting Group and Mr. Hamm as the Reporting Group and Mr. Hamm shared the power to vote and/or dispose of the Water Shares. Mr. Hamm is a former managing director of Water, and is currently the sole director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of the Issuer. Mr. Hamm is also a managing director of Aqua GmbH. The Original Filing was jointly filed by the Reporting Group and Mr. Hamm.

In 2007, the Reporting Group and Mr. Hamm entered into an agreement whereby the Reporting Group and Mr. Hamm agreed to sever their respective rights with respect to the Water Shares. Under the terms of this agreement, the Reporting Group has the right to vote and dispose of 8,000,000 of the Water Shares (the “Stamm Shares”). The remaining 72,000,000 Common Shares (the “Hamm Shares”) remain registered in Water’s name; however, the Reporting Group may not vote or dispose of the Hamm Shares without instructions from Mr. Hamm. Furthermore, the Reporting Group does not have the right to derive any economic benefit from the disposition of the Hamm Shares or from the payment of any dividends or other distributions made by the Issuer on the Hamm Shares. It is the Reporting Group’s understanding that 11,400,000 of the Hamm Shares are held by Mr. Hamm in trust for those third parties listed in Item 5(c) of this Amendment No. 1.

The Reporting Group intends to sell all of the Stamm Shares, either in market transactions or in privately negotiated transactions as soon as possible. The Reporting Group does not, as of the date of this Amendment No. 1, have any agreements or other arrangements with respect to the sale of the Stamm Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Amendment No. 1, the Reporting Group beneficially owns the following securities of the Company:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Water-Capital-Holding Ltd.	Common Stock	8,000,000 (direct)	6.6%(2)
Achim Stamm	Common Stock	8,000,000 (indirect)	6.6%(2)

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Amendment No. 1. As of the date of this Amendment No. 1, the Issuer had 120,956,093 Common Shares issued and outstanding.

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(2)

The number of Common Shares listed as beneficially owned by Water are registered in the name of Water. An additional 72,000,000 Common Shares (the “Hamm Shares”) are registered in Water's name, but are not listed as beneficially owned by Water. The Hamm Shares are not listed as beneficially owned by Water as Water may not vote or dispose of the Hamm Shares without instructions from Hubert Hamm. Water does not have the right to derive any economic benefit from the disposition of the Hamm Shares or from any distributions made by the Issuer on the Hamm Shares.

(3)

The number of Common Shares listed as beneficially owned by Mr. Stamm are registered in Water's name. Mr. Stamm is a managing director of Water and is Water's sole shareholder. An additional 72,000,000 Common Shares (the “Hamm Shares”) are registered in Water’s name, but are not listed as beneficially owned by Mr. Stamm. The Hamm Shares are not listed as beneficially owned by Mr. Stamm as Mr. Stamm may not vote or dispose of the Hamm Shares without instructions from Hubert Hamm. Mr. Stamm does not have the right to derive any economic benefit from the disposition of the Hamm Shares or from any distributions made by the Issuer on the Hamm Shares.

(b)	Power to Vote and Dispose of the Company Shares:

All of the 8,000,000 Common Shares (the “Stamm Shares”) listed as beneficially owned by the Reporting Group are owned directly by Water, which possesses the power to vote and dispose of those Common Shares. As a managing director and the sole shareholder of Water, Mr. Stamm shares the power to direct the voting and disposition of the Stamm Shares with Water.

In addition to the Stamm Shares, another 72,000,000 Common Shares (the “Hamm Shares”) are registered in Water's name. The Hamm Shares are not listed as beneficially owned by the Reporting Group as, under the terms of their agreement with Hubert Hamm, the Reporting Group may vote or dispose of the Hamm Shares without instructions from Mr. Hamm. The Reporting Group does not have the right to derive any economic benefit from the Hamm Shares.

(c)	Transactions Effected During the Past 60 Days:

In 2005, the Reporting Group delivered to Hubert Hamm certificates representing 11,400,000 Common Shares registered in Water's name. These 11,400,000 Common Shares are part of the Hamm Shares held by Water in trust for Mr. Hamm. The Reporting Group understands that these 11,400,000 Common Shares are held by Mr. Hamm for the benefit of the following persons:

Date	Beneficiary	Number of Shares
April 13, 2005 September 5, 2005 September 16, 2005	Rudolf Clemens Stinner Hans Mechnik Thomas Hamm	3,400,000 4,000,000 4,000,000

In 2007, the Reporting Group and Mr. Hamm entered into a written agreement whereby the Reporting Group and Mr. Hamm agreed to sever their respective rights with respect to the 80,000,000 Common Shares registered in Water’s name (the “Water Shares”). Under the terms of this agreement, the Reporting Group has exclusive right to vote and dispose of 8,000,000 Common Shares (the “Stamm Shares”). The Reporting Group may not vote or dispose of the remaining 72,000,000 Common Shares (the “Hamm Shares”) without instructions from Mr. Hamm, including the 11,400,000 Common Shares held by Mr. Hamm for the benefit of the third parties listed above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Achim Stamm, as the sole shareholder of Water, has the right to receive any dividends or proceeds from the sale of any of the 8,000,000 Common Shares listed as beneficially owned by the Reporting Group.

Of the additional 72,000,000 Common Shares (the “Hamm Shares”) registered in Water's name, but not listed as beneficially owned by the Reporting Group, Hubert Hamm has the right to receive dividends and the

CUSIP No. 03841C 10 0

proceeds of sale from 60,600,000 Common Shares. Rudolf Clemens Stinner, Hans Mechnik and Thomas Hamm have the right to receive dividends from, and proceeds of sale on, those Common Shares set out under Item 5(c) above. The Reporting Group does not have the right to receive any dividends or proceeds from the sale of any of the Hamm Shares.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent: Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Upon issuance, all 80,000,000 Common Shares (the “Water Shares”) registered in Water’s name were listed as beneficially owned by the Reporting Group and Hubert Hamm as the Reporting Group and Mr. Hamm shared the power to vote and dispose of the Water Shares. Pursuant to an oral trust arrangement between the Reporting Group and Mr. Hamm, Mr. Stamm had an undivided beneficial interest in 8,000,000 Common Shares (the “Stamm Shares”) and Mr. Hamm had an undivided beneficial interest in 72,000,000 Common Shares (the “Hamm Shares”).

As disclosed in Item 5(c) of this Amendment No. 1, in 2007, the Reporting Group and Mr. Hamm entered into an agreement to sever their respective rights to the Water Shares. Although, as of the date of this report, all of the Water Shares remain registered in Water’s name, the Reporting Group has the exclusive right to vote and dispose of the Stamm Shares and may not vote or dispose of the Hamm Shares without instructions from Mr. Hamm. The Reporting Group understands that 11,400,000 of the Hamm Shares are held by Mr. Hamm for the benefit of those persons listed in Item 5(c) above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The trust arrangement between the Reporting Persons and Mr. Hamm was oral. The following additional agreements are filed as exhibits:

(a)

December 2007 Agreement amongst Water-Capital-Holding Ltd., Achim Stamm, Hubert Hamm, Aqua- Society GmbH and Aqua Society, Inc. regarding the ownership of 80,000,000 shares in the common stock of Aqua Society, Inc. registered in the name of Water-Capital-Holding Ltd. (in German followed by English translation).

(b)	Agreement between Water-Capital-Holding Ltd. and Achim Stamm to the joint filing of this Amendment No. 1.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: 05/01/2009	WATER-CAPITAL-HOLDING LTD.

/s/ Achim Stamm
Achim Stamm

Dated: 05/01/2009
/s/ Achim Stamm
ACHIM STAMM

VEREINBARUNG

zwischen

1. Herrn **Hubert Hamm**, Unterm Berge 34, 45659 Recklinghausen

2. der **Aqua Society GmbH**, Langenbochumer Straße 393, 45701 Herten, vertreten durch den Geschäftsführer Herrn Hubert Hamm

3. der **Aqua Society Inc.** mit Sitz in Nevada (Address of principal executive office: Konrad-Adenauer Straße 9-13, 45699 Herten, Deutschland), vertreten durch den CEO Herrn Hubert Hamm und

1. Herrn Rechtsanwalt **Achim Stamm**, geschäftsansässig Wilhelmstraße 2, 61231 Bad Nauheim, privat: Dunkerstraße 6, 61231 Bad Nauheim

2. der **WCH Water Capital Holding Ltd.**, c/o RAe Stamm & Lang, Wilhelmstraße 2, 61231 Bad Nauheim (Business Adress Europe), c/o Meyer-Reumann Legal Consultancy, World Trade Center, Level 13, P.O. Box 9353 Dubai, United Arab Emirates, vertreten durch den alleinigen Gesellschafter und Director Herrn Achim Stamm

- nachfolgend: WCH -

Vorbemerkung

1. Herr Stamm und/oder WCH haben als Treuhänder ursprünglich für Herrn Hamm 80 Mio. Aktien - "restricted securities" gemäß rule 144 - der Aqua Society Inc. (ISIN: US03841C1009), in Form von auf die WCH lautenden Namensaktien verwahrt.

2. Herr Hamm hat Herrn Stamm und/oder WCH für dessen Tätigkeit als Treuhänder am 29.09.2004 eine einmalige Treuhandvergütung in Form von 8 Mio. Aktien der Aqua Society Inc. gewährt.

3. Der Treuhandvertrag zwischen Herrn Hamm einerseits und Herrn Stamm und/oder der WCH andererseits ist mit Schreiben der Rechtsanwälte Hoffmann & Partner, Mainz, vom 28.04.2006 gekündigt worden.

4. Herr Stamm und WCH erklären, dass sich von den unter Ziff. 1 genannten 80 Mio. Aktien 68.600.000 Stück Aktien (8 Mio. Aktien von Herrn Stamm und/oder WCH sowie 60.600.000 Aktien von Herrn Hamm, nachfolgend: Hamm-Aktien) in einem Depot zu Gunsten der WCH bei der Credit Suisse in Zürich befanden.

   Herr Stamm und WCH erklären, dass sie auf Veranlassung von Herrn Hamm am 05.09.2005 4 Mio. Aktien an Herrn Mechnik,
   am 16.09.2005 4 Mio. Aktien an Herrn Thomas Hamm und
   am 13.04.2005 3,4 Mio. Aktien an Herrn Stinner

   in Form von Aktienurkunden übergeben haben.

   Herr Stamm erklärt, dass sich von den unter Ziff. 1 genannten 80 Mio. Aktien nunmehr 68.600.000 Stück Aktien in Form von Sammelaktienurkunden in seinem unmittelbaren Besitz befinden.

   Herr Stamm und die WCH erklären, dass sie über die 60.600.000 Stück Hamm-Aktien der Aqua Society Inc. grundsätzlich frei verfügen können und ausschließlich den Weisungen des Herrn Hamm unterliegen.

Dies vorausgeschickt, vereinbaren die Parteien folgendes:

§ 1

1. **Grundsatz**

Herr Stamm und die WCH einerseits und Herrn Hamm andererseits sind sich darüber einig, dass Herr Hamm auch formaler Eigentümer von 72.000.000 Stück Aktien der Aqua Society Inc. ist bzw. werden soll.

2. **Detailregelung**

2.1 Herr Stamm und die WCH treten sämtliche, gegen die unter Vorbemerkung, Ziff. 4 genannten Personen bestehenden Ansprüche in Bezug auf die übergebenen 11.400.000 Stück Aktien an Herrn Hamm ab. Herr Hamm nimmt diese Abtretung an.

2.2 Herr Stamm und WCH verpflichten sich, sämtliche, ggf. zum Übergang des Eigentums an den 11.400.000 Stück Aktien noch notwendigen, insbesondere zur Umschreibung der Aktienurkunden gebotenen Handlungen auf Verlangen von Herrn Hamm vorzunehmen.

2.3 Herr Stamm und die WCH verpflichten sich, die verbleibenden 60.600.000 Stück Aktien der Aqua Society Inc. (ISIN: US03841C1009) an Herrn Hamm zu übertragen.

2.4 Herr Stamm und die WCH verpflichten sich, die in seinem/ihrem Besitz befindlichen 60.600.000 Aktien in Form von auf den Inhaber WCH lautenden Sammelnamensaktienurkunden an Herrn Hamm herauszugeben und sämtliche, zum Übergang des Eigentums notwendigen, insbesondere zur Umschreibung der Aktienurkunden gebotenen Handlungen vorzunehmen.

2.5 Die Verpflichtung zur Übergabe der 60.600.000 Aktien steht unter der aufschiebenden Bedingung, dass die 8.000.000 Aktien des Herrn Stamm bzw. der WCH frei handelbar werden.

2.6 Aqua Society Inc. und Herr Hamm als CEO dieser Gesellschaft verpflichten sich daher, die als **Anlage 1** beigefügte „Legal Opinion" und sämtliche notwendigen Erklärungen abzugeben, um die Aktien frei handelbar zu machen.

2.7 Sollten die 8.000.000 Aktien aus einem Grund nicht frei handelbar werden bzw. sein, den weder Herr Hamm als CEO noch Aqua Society Inc. zu vertreten haben, entfällt die aufschiebende Bedingung, mit der Folge, dass die 60.600.000 Aktien unverzüglich an Herrn Hamm herauszugeben sind und das Eigentum – sollte es nicht bereits übertragen sein – an Herrn Hamm zu übertragen ist; es besteht kein Zurückbehaltungsrecht des Herrn Stamm und/oder der WCH oder einer anderen Partei dieser Vereinbarung.

§ 2

Herr Stamm und die WCH verpflichten sich in Falle einer Veräußerung, die in seinem/ihrem Eigentum stehenden 8.000.000 Aktien der Aqua Society Inc. kursschonend und das Interesse der Aqua Society Inc. und das der Aqua Society GmbH wahrend, zu verkaufen.

§ 3

Mit Unterzeichnung dieser Vereinbarung sind alle wechselseitigen Ansprüche sämtlicher Parteien dieser Vereinbarung gegeneinander, gleich aus welchem Rechtsgrund – seien sie bekannt oder unbekannt – erledigt und abgegolten. Die Regelungen dieser Vereinbarung sind hiervon ausgenommen.

Herr Stamm und WCH versichern, dass sie keine Ansprüche – unerheblich ob bekannt oder unbekannt – gegen Herrn Hamm, Aqua Society GmbH und/ oder Aqua Society Inc. an Dritte abgetreten haben.

§ 4

Jede Partei trägt die Kosten ihrer etwaigen Bevollmächtigten persönlich.

§ 5

1. Die Vereinbarung unterliegt Deutschem Recht.

2. Die Vereinbarung ist individuell ausgehandelt worden.

3. Als Gerichtsstand für Ansprüche aus dieser Vereinbarung vereinbaren die Parteien Mainz.

Recklinghausen, den 15.12.07

(Hubert Hamm)

Herten, den 15.12.07

(Aqua Society GmbH)

Herten, den 15.12.07

(Aqua Society Inc.)

Bad Nauheim, den 12.12.07

(Achim Stamm)

Bad Nauheim, den 12.12.07

(WCH Water Capital Holding Ltd.)

AGREEMENT

Between

1.	Mr. Hubert Hamm, Unterm Berge 34, 45659 Recklinghausen

2.	Aqua Society GmbH, Langenbochumer Straße 393, 45701 Herten, represented by the managing director Mr. Hubert Hamm

3.	Aqua Society Inc. with seat in Nevada (address of principal executive office: Konrad-Adenauer Straße 9-13, 45699 Herten, Germany), represented by the CEO Mr. Hubert Hamm

And

1.	Mr. Achim Stamm, attorney at law, domiciled at Wilhelmstraße 2, 61231 Bad Nauheim, private residence: Dunkerstraße 6, 61231 Bad Nauheim

2.

WCH Water Capital Holding Ltd., c/o RAe Stamm & Lang, Wilhelmstraße 2, 61231 Bad Nauheim (business address Europe), c/o Meyer-Reumann Legal Consultancy, World Trade Center, Level 13, P.O. Box 9353 Dubai, United Arab Emirates, represented by the sole stockholder and director Mr. Achim Stamm

- Hereinafter referred to as: WCH -

Seite 2

Preamble

1.

Mr. Stamm and/or WCH initially held in custody for Mr. Hamm 80 million shares – “restricted securities” according to regulation 144 – of Aqua Society Inc. (ISIN: US03841C1009), registered under the name of WCH.

2.	For his services as trustee, Mr. Hamm remunerated Mr. Stamm with a non-recurrent compensation in the form of 8 million shares of Aqua Society Inc., on September 29, 2004.

3.	The trust agreement between Mr. Hamm on the one hand, and Mr. Stamm and/or WCH on the other hand, was terminated by letter of Hoffmann & Partner, attorneys at law, Mainz, dated April 28, 2006.

4.

Mr. Stamm and WCH state that, of the 80 million securities mentioned in item 1 above, 68,600,000 shares (8 million shares of Mr. Stamm and/or WCH as well as 60,600,000 shares of Mr. Hamm, hereinafter referred to as: Hamm-shares) were deposited in a portfolio in favor of WCH with the Credit Suisse in Zurich.

Mr. Stamm states that he handed over, at the instigation of Mr. Hamm,

4 million shares to Mr. Mechnik, on September 5, 2005,
4 million shares to Mr. Thomas Hamm, on September 16, 2005, and
3.4 million shares to Mr. Stinner on April 13, 2005

in the form of stock certificates.

Mr. Stamm sets forth that 68,600,000 shares of the 80 million securities mentioned in item 1 above, are now directly owned by him in the form of collective stock certificates.

Mr. Stamm and WCH set forth that, basically they are entitled to freely dispose of the 60,600,000 Hamm-shares of Aqua Society Inc., and that they are bound by Mr. Hamm’s instructions exclusively.

Seite 3

Given these facts the parties hereto agree as follows:

§ 1

1.	Principle statement

Mr. Stamm and WCH on the one hand, and Mr. Hamm on the other hand, agree that Mr. Hamm is or will be the formal owner of 72,000,000 shares of Aqua Society Inc. as well.

2.	Detailed regulation

2.1

Mr. Stamm and WCH shall assign any and all claims existing against the persons mentioned in the preamble, item 4, with respect to the surrendered 11,400,000 shares, to Mr. Hamm. Mr. Hamm accepts this assignment.

2.2

Mr. Stamm and WCH shall undertake to perform any and all acts, which might still be required for the passing of ownership of the 11,400,000 shares, particularly regarding the transfer of the stock certificates, upon the request of Mr. Hamm.

2.3	Mr. Stamm and WCH shall undertake to assign the remaining 60,600,000 shares of Aqua Society Inc. (ISIN: US03841C1009) to Mr. Hamm.

2.4

Mr. Stamm and WCH shall undertake to surrender the 60,600,000 shares in their possession to Mr. Hamm in the form of WCH collective bearer stock certificates, and to perform any and all acts required for the passing of ownership, particularly regarding the transfer of the stock certificates.

2.5	The obligation of delivering the 60,600,000 shares is subject to the condition precedent that the 8,000,000 shares of Mr. Stamm and/or of WCH will become freely marketable.

Seite 4

2.6

The Aqua Society Inc. and Mr. Hamm as CEO of the company thus undertake to make any and all statements required to render the shares freely marketable, as set forth in the „Legal Opinion“ attached as annex 1.

2.7

In the event that the 8,000,000 shares will not become or be freely marketable for any reason, which neither Mr. Hamm as CEO nor Aqua Society Inc. can be held liable for, the condition precendent shall no longer apply. This would involve the immediate surrender of the 60,600,000 shares to Mr. Hamm, and the transfer of ownership to Mr. Hamm – unless already transferred. Neither Mr. Stamm nor WCH, or any other party hereto shall have any right of retention.

§ 2

In the event of a disposal, Mr. Stamm and WCH shall undertake to sell the 8,000,000 shares of Aqua Society Inc. in a price-sensitive manner, while protecting the interests of Aqua Society Inc. and of the Aqua Society GmbH.

§ 3

With the signing of this Agreement all reciprocal claims of all parties hereto, for whatsoever legal reason – whether known or unknown – shall be deemed settled and compensated. The rules of this agreement are excluded from this proviso.

Mr. Stamm and WCH affirm that they have not assigned any claims – irrelevant whether known or unknown – against Mr. Hamm, Aqua Society GmbH and/or Aqua Society Inc. to third parties.

§ 4

Each party hereto shall personally bear the expenses of any of their proxies.

Seite 5

§ 5

1.	This Agreement shall be governed by German law.

2.	The Agreement has been negotiated individually.

3.	The parties hereto have agreed on Mainz as jurisdiction for any claims arising from this Agreement.

Recklinghausen, December 15, 2007	Herten, December 15, 2007

Sig. Hamm	Sig. Hamm
(Hubert Hamm)	(Aqua Society GmbH)

Herten, December 15, 2007

Sig. Hamm
(Aqua Society Inc.)

Bad Nauheim, December 12, 2007	Bad Nauheim, December 12, 2007

Sig. Stamm	Sig. Stamm
(Achim Stamm)	(WCH Water Capital Holding Ltd.)

CUSIP No. 03841C 10 0

AGREEMENT TO FILE JOINTLY

The undersigned hereby agree as follows:

THE UNDERSIGNED HEREBY AGREE that a single Amendment No. 1 to the Schedule 13D filed on their behalf on September 28, 2004 may be filed with the United States Securities and Exchange Commission on behalf of each of them.

Dated: 05/01/2009	WATER-CAPITAL-HOLDING LTD.

/s/ Achim Stamm
Achim Stamm

Dated: 05/01/2009
/s/ Achim Stamm
ACHIM STAMM